Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION OF
ULTA BEAUTY, INC.

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.The name of the corporation is Ulta Beauty, Inc. (the “Corporation”).
2.The Corporation was originally incorporated pursuant to the Certificate of Incorporation filed with the Delaware Secretary of State on December 16, 2016 (the “Original Certificate of Incorporation”). The Corporation filed a Certificate of Amendment to the Certificate of Incorporation with the Delaware Secretary of State on June 1, 2023 (as amended, the “Certificate of Incorporation”)
3.The Corporation’s Board of Directors and its stockholders duly adopted, in accordance with Section 242 of the DGCL, the following amendments to the Certificate of Incorporation:

Article Twelve of the Certificate of Incorporation is amended and restated in its entirety to read as follows:

No director or officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as the same exists or may hereafter be amended. Any amendment, modification, or repeal of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, modification or repeal. For purposes of this ARTICLE TWELVE, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL.

The Certificate of Incorporation is hereby amended to add a new Article Fifteen to read as follows:

ARTICLE 15

Unless the Corporation, in writing, selects or consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising under any provision of the DGCL, or (d) any action asserting a claim governed by the internal affairs doctrine. In addition, unless the Corporation, in writing, selects or consents to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for any complaint asserting a claim or cause of action arising under the Securities Act of 1933, as amended, to the fullest extent permitted by law. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE FIFTEEN.

4.Other than the changes effected by the foregoing amendments, the terms and provisions of the Certificate of Incorporation shall remain in full force and effect.
5.The amendments to the Certificate of Incorporation shall be effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation as of this 9th day of June, 2026.

ULTA BEAUTY, INC.

By:/s/ Rene G. Cásares

Rene G. Cásares

Chief Legal Officer and Corporate Secretary